Filed by IGEN International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities and Exchange Act of 1934

Subject Company: IGEN International, Inc.
Exchange Act File Number of Subject         Company: 000-23252
Registration Statement Number: 333-109196



IGEN International, Inc.
16020 Industrial Drive, Gaithersburg, Maryland 20877 USA
Telephone: (301) 869-9800, Fax: (301) 208-3798


NOT FOR IMMEDIATE RELEASE


CONTACTS:
George Migausky                     Jonathan Fassberg (investors)
IGEN International                  The Trout Group
(301) 869-9800, ext. 2013          (212) 477-9007, ext. 16


Paul Caminiti or Andrew Cole (media)
Citigate Sard Verbinnen
(212) 687-8080


                       IGEN REPORTS SECOND QUARTER RESULTS


GAITHERSBURG, MD, October 30, 2003 - IGEN International, Inc. (Nasdaq: IGEN) reported today that its revenues for the second quarter ended September 30, 2003 increased to $40.4 million, compared to $13.4 million for the same period last year. Revenues for the six months ended September 30, 2003 increased to $57.5 million, compared to $25.4 million last year. Revenue growth for the current periods was due primarily to the $18.6 million court judgment Roche paid to IGEN in connection with the Maryland contract litigation between the companies, as well as to increases in product sales and revenue from Roche Diagnostics (Roche revenue).

Product sales were $6.2 million and $11.6 million during the quarter and six months ended September 30, 2003, respectively. This represents increases of 31% and 40%, respectively, over the prior year's product sales of $4.7 million and $8.3 million for the same respective periods. This growth was from sales of biodefense products for detection of biological agents or toxins and the M-SERIES(R) family of products for the life science market.

Roche revenue is comprised of all revenues earned by the Company from Roche, including,

     o A fixed monthly fee of $5 million for the use of ORIGEN(R) technology. The fixed monthly fee commenced in July 2003 and will be payable to IGEN until the closing of the proposed acquisition of IGEN by Roche Holding, Ltd,

     o Royalties paid under the 1992 license agreement between the Company and Roche for the period through June 30, 2003, which are no longer required as a result of a new agreement between the parties that provides for fixed monthly payments, as described above,

     o Fees earned in connection with the Company's performance under an assay development contract with Roche.

Roche revenue was $15.3 million and $26.7 million during the quarter and six months ended September 30, 2003, respectively, compared to $8.4 million and $16.6 million in the corresponding prior year periods. These increases were primarily due to the fixed monthly fee earned, which totaled $15 million during the current quarter, that were greater than royalties earned for all prior quarters through June 30, 2003.

Royalty and contract fees that are unrelated to Roche for the quarter and six months ended September 30, 2003 of $300,000 and $600,000, respectively, were unchanged from comparable prior year periods. These fees relate primarily to royalties received in connection with license arrangements for ORIGEN technology with Eisai and BioMerieux.

Product costs were $3.5 million and $6.2 million for the quarter and six months ended September 30, 2003, respectively, compared to $2.2 million and $3.5 million for the comparable prior year periods. Product costs, as a percentage of product sales for both the quarter and six month periods, increased due to costs incurred in connection with the launch of the M-SERIES 384 instrument and upgraded detection modules for life science customers.

Research and development expenses decreased 20% to $5.1 million for the quarter ended September 30, 2003, and decreased 13% to $10.5 million for the current six month period due primarily to lower personnel and facilities costs for development projects. Research and development expenses relate primarily to ongoing development costs and product enhancements associated with the M-SERIES family of products, development of new assays for the biodefense, life science and clinical markets and research and development of new systems and technologies, including biodefense and clinical point-of-care products.

Selling, general and administrative expenses were $5.9 million and $12.0 million for the quarter and six months ended September 30, 2003, respectively, which are decreases of $400,000 (7%) and $200,000 (2%), respectively, from the same prior year. These decreases were primarily attributable to lower personnel costs in the current year periods.

Costs related to the Company's litigation and proposed transaction with Roche, which include financial and legal advisory fees, increased to $4.3 million and $7.9 million for the quarter and six months ended September 30, 2003, respectively, compared to $900,000 and $2.0 million for the respective prior year periods. These increases reflect costs incurred related to the continuing Roche litigation, patent infringement actions filed by the Company against Roche in the United States and Europe, and legal fees and related costs associated with the proposed transaction with Roche.

Costs incurred by the Company for MSD joint venture activities, as recorded in "Equity in Loss of Affiliate," were $4.5 million and $9.7 million for quarter and six months ended September 30, 2003, respectively, and were $5.0 million and $9.5 million in the same respective prior year periods. The changes in Equity in Loss of Affiliate were due to the varying losses incurred by MSD during the different periods. These costs are part of the budgets for MSD approved by an independent committee of IGEN's Board of Directors.

Interest and other expense, net of interest income, was $3.4 million and $4.6 million for the quarter and six months ended September 30, 2003, respectively, compared to $1.0 million and $1.7 million in the respective prior year's periods. These increases resulted primarily from a one-time, non-cash interest charge of approximately $2.4 million related to the unamortized debt discount on the convertible debentures that were converted in September 2003 into common stock of the Company.

For the quarter ended September 30, 2003, the Company reported net income of $13.8 million ($0.57 per basic common share and $0.55 per diluted common share) compared to a net loss of $8.3 million ($0.35 per basic and diluted common share) in the same quarter of the prior year. For the six months ended September 30, 2003, the Company reported net income of $6.6 million ($0.28 per basic common share and $0.26 diluted common share) compared to a net loss of $15.7 million ($0.68 per basic and diluted common share) in the prior year.

As previously disclosed, IGEN has reached definitive agreements with Roche to resolve its long-running dispute on the rights to ORIGEN technology. Under the terms of the agreements, Roche Holding will acquire IGEN, thereby securing rights to ORIGEN technology used in its Elecsys(R) diagnostics product line BioVeris Corporation, a wholly owned subsidiary of IGEN, which was previously called IGEN Integrated Healthcare, LLC, is the company that was referred to as "Newco" in the definitive agreements relating to the proposed transaction with Roche Holding. BioVeris will assume IGEN's biodefense, life science and industrial product lines, as well as opportunities in the clinical diagnostics and healthcare fields, and will own IGEN's intellectual property, IGEN's equity interest in Meso Scale Diagnostics, LLC., cash and certain other rights and licenses currently held by IGEN. If the proposed transaction with Roche Holding is completed, IGEN stockholders will be entitled to receive $47.25 in cash, without interest, and one share of BioVeris common stock for each share of IGEN common stock they own.

In connection with the proposed transaction between IGEN and Roche Holding, BioVeris filed with the Securities and Exchange Commission on September 26, 2003, a registration statement on Form S-4 (Registration Statement No 333-109196) that included the preliminary proxy statement/prospectus relating to the transaction. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, because it contains important information and also to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information. BioVeris and IGEN will continue to file with the SEC documents regarding the proposed transaction with Roche Holding, including one or more amendments to the registration statement on Form S-4. After the registration statement on Form S-4, as amended, is declared effective by the SEC, the definitive proxy statement/prospectus will be mailed to IGEN stockholders in connection with a special meeting of IGEN stockholders to vote on the proposed transaction and any other matters that might be properly brought before the meeting. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it becomes available) and other documents filed by BioVeris and IGEN with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus (when it becomes available) and these other documents may also be obtained for free from IGEN by directing a request to IGEN International, Inc., 16020 Industrial Drive, Gaithersburg, MD 20877,
(301) 869-9800, Attention: Secretary.

IGEN develops and markets biological detection systems based on its proprietary ORIGEN technology, which provides a unique combination of sensitivity, reliability, speed and flexibility. ORIGEN-based systems are used in a wide variety of applications, including clinical diagnostics, pharmaceutical research and development, life science research, biodefense testing and testing for food safety and quality control. These systems are marketed by IGEN and its licensees and/or distributors. IGEN, M-SERIES and ORIGEN are registered trademarks of IGEN International, Inc. More information about the company can be found at http://www.igen.com

This release contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical fact are forward-looking statements. The words "may," "should," "will," "expect," "could," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions have been used to identify certain of the forward-looking statements in this release. These forward-looking statements are based on management's current expectations, estimates and projections and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about revenue growth, market acceptance of new products, business operations, trends and changes in financial or operating performance, technology or product plans and the proposed transaction with Roche Holding. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which IGEN expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of IGEN stockholders to approve the proposed merger with Roche Holding; the value of the proposed transaction with Roche Holding to IGEN stockholders; the inability to satisfy the conditions for the completion of the proposed transaction with Roche Holding; the timing of the closing for the proposed transaction with Roche Holding; costs relating to the proposed transaction with Roche Holding; IGEN's relationship with Roche Holding; IGEN's ability to renew certain ongoing patent litigation if the proposed transaction with Roche Holding is not completed; domestic and foreign governmental and public policy changes, particularly related to healthcare costs, that may affect new investments and purchases made by customers; availability of financing and financial resources in the amounts, at the times and on the terms required to support IGEN's future business; protection and validity of patent and other intellectual property rights; and changes in general economic, business and industry conditions affecting IGEN's business generally. These and other risk factors are discussed in IGEN's annual report on Form 10-K for the year ended March 31, 2003, and BioVeris's registration statement on Form S-4, each filed with the SEC and available at the Investor Relations section of IGEN's web site at www.igen.com or the SEC's web site at www.sec.gov. IGEN and BioVeris disclaim any intent or obligation to update any forward looking statements.


                            (Financial data follows.)

                            IGEN International, Inc.
                      Consolidated Statements of Operations
                      (In thousands, except per share data)
                                   (Unaudited)



                                                                      Three months ended                Six months ended
                                                                         September 30,                    September 30,
                                                                         2003        2002               2003        2002
                                                                         ----        ----               ----        ----
REVENUES:
Roche revenue                                                        $ 15,310    $  8,407           $ 26,680    $ 16,572
Product sales                                                           6,152       4,698             11,571       8,290
Royalties and contract fees                                               333         320                610         562
Roche litigation judgment                                              18,600           -             18,600           -
                                                                     --------    --------           --------    --------
Total                                                                $ 40,395      13,425             57,461      25,424
                                                                     --------    --------           --------    --------

OPERATING COSTS AND EXPENSES:
Product costs                                                           3,512       2,213              6,155       3,545
Research and development                                                5,060       6,339             10,536      12,107
Selling, general and administrative                                     5,892       6,319             12,005      12,253
Roche litigation and merger costs                                       4,265         885              7,864       2,026
                                                                     --------    --------           --------    --------
Total                                                                  18,729      15,756             36,560      29,931
                                                                     --------    --------           --------    --------

INCOME (LOSS) FROM OPERATIONS                                          21,666      (2,331)            20,901      (4,507)
                                                                     --------    --------           --------    --------

OTHER (EXPENSE) INCOME:
Interest expense from debenture conversion                             (2,365)          -             (2,365)          -
Other interest expense                                                 (1,170)     (1,444)            (2,491)     (2,861)
Other income, net                                                         132         465                219       1,119
                                                                     --------    --------           --------    --------
Total                                                                  (3,403)       (979)            (4,637)     (1,742)

EQUITY IN LOSS OF AFFILIATE                                            (4,450)     (5,032)            (9,680)     (9,455)
                                                                     --------    --------           --------    --------

NET INCOME (LOSS)                                                      13,813      (8,342)             6,584     (15,704)

PREFERRED DIVIDENDS                                                         -          (3)                 -        (201)
                                                                     --------    --------           --------    --------

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS                $ 13,813    $ (8,345)          $  6,584    $(15,905)
                                                                     ========    ========           ========    ========

NET INCOME (LOSS) PER COMMON SHARE-BASIC                             $   0.57    $  (0.35)          $   0.28    $  (0.68)
                                                                     ========    ========           ========    ========
NET INCOME (LOSS) PER COMMON SHARE-DILUTED                           $   0.55    $  (0.35)          $   0.26    $  (0.68)
                                                                     ========    ========           ========    ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING-BASIC                       24,044      23,717             23,903      23,373
                                                                     ========    ========           ========    ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING-DILUTED                     25,133      23,717             24,883      23,373
                                                                     ========    ========           ========    ========





                            IGEN International, Inc.
                     Summary Consolidated Balance Sheet Data
                                 (In thousands)

                                               September 30,        March 31,
                                                   2003               2003
                                                (Unaudited)
                                                -----------        ---------
Assets:
Cash and short-term investments                  $49,840            $34,245
Other current assets                              13,643             22,799
Capital and noncurrent assets                     21,191             18,222
                                                 -------            -------
Total                                            $84,674            $75,266
                                                 =======            =======
Liabilities and stockholders' equity:
Current liabilities                              $28,820            $18,089
Noncurrent liabilities                                26             44,436
Stockholders' equity                              55,828             12,741
                                                 -------            -------
Total                                            $84,674            $75,266
                                                 =======            =======
